Robert C. Shrosbree Executive Director Legal,
Corporate & Securities
General Motors Company Legal Staff 300 GM Renaissance Center Mail Code- 482-C23-D24 Detroit, Michigan, 48265-3000 Tel: 313-665-8452 Fax: 313-665-4979 robert.shrosbree@gm.com

May 22, 2014

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: General Motors Company
Registration Statement on Form S-4 (“Registration Statement”)
Filed on May 22, 2014

Ladies and Gentlemen:

General Motors Company, a Delaware corporation (the “Company”), is registering the exchange offer (the “Exchange Offer”) contemplated by the above-referenced Registration Statement in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), Shearman & Sterling (July 2, 1993) and other letters to similar effect. The Company represents as follows:

1.
The Company has not entered into any arrangement or understanding with any person to distribute the new notes (the “New Notes”) to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

2.
In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated, Shearman & Sterling or similar letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.
The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

4.
With respect to any broker-dealer that holds the subject outstanding notes (the “Old Notes”) acquired for its own account as a result of market-making activities or other trading activities and that is participating in the Exchange Offer, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes.

5.
Furthermore, the Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities and that is participating in the Exchange Offer aware (through the prospectus for the Exchange Offer) that it may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions. The Company will also include such statement in the form of an acknowledgement in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer.

Please feel free to contact the undersigned at (313) 665-8452 with any questions or comments you may have.

Very truly yours,

/s/ Robert C. Shrosbree, Esq.

Robert C. Shrosbree, Esq.
Executive Director Legal, Corporate & Securities
General Motors Company